Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period to

2 October 2017

DATE	DETAIL
02 October 2017	Total Voting Rights
28 September 2017	Transaction in own shares
27 September 2017	Transaction in own shares
26 September 2017	Transaction in own shares
25 September 2017	Transaction in own shares
22 September 2017	Transaction in own shares
21 September 2017	Transaction in own shares
20 September 2017	Transaction in own shares
19 September 2017	Transaction in own shares
18 September 2017	Transaction in own shares
15 September 2017	Transaction in own shares
14 September 2017	Transaction in own shares
13 September 2017	Transaction in own shares
13 September 2017	Investor teach-in event in London and New York
12 September 2017	Transaction in own shares
12 September 2017	Director’s Other Appointment
11 September 2017	Director/PDMR Shareholding
08 September 2017	Transaction in own shares
07 September 2017	Transaction in own shares
06 September 2017	Transaction in own shares
05 September 2017	Transaction in own shares

Note: During the period there were no ‘same day’ Form 6-Ks issued.